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Black-ownedLGBTQ-owned
Bay Remedies

Cannabis Business

60 29TH ST #537
San Francisco, CA 94110
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THE PITCH
Bay Remedies is seeking investment to expand our full-spectrum product line.
Generating Revenue
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WHO WE ARE:

Bay Remedies is a Black and Queer owned small business co-founded by John Xavier and Paul Walker aiming to widen the spectrum of representation within the cannabis industry. Proudly made in San Francisco, Bay Remedies is a community centered brand led by a diverse and highly experienced team with multifaceted experience in marketing, operations and skincare formulation. We are working to bridge the gap between the full-spectrum market and the beauty industry. Our products are formulated and tested to produce the best results for the body.

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INVESTMENT PROPOSAL
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PROBLEM:

No QBIPOC owned wellness brand in the full spectrum skincare market has established itself amongst an increasingly corporate interest driven market. This creates a pivotal opportunity in the premium segment of the market, which currently has no QBIPOC brand representation that offers not only quality ingredients but also effective full spectrum based wellness products.

SOLUTION:

We set out to create exemplary wellness formulations. By combining the best organic and raw ingredients with our full-spectrum extracts, immediate relief is felt throughout the body's endocannabinoid system.

As a community centered brand, we only want to offer the very best products and create truly effective products that maximize the healing power of full-spectrum formulations. With this in mind, our recipe sources the highest quality ingredients, tested extracts and comes in distinguished packaging. Our main focus is to reduce inflammation and aid with chronic fatigue in muscles, while championing day-to-day use of the product for optimum results.

The full-spectrum market is wide open for an effective product in luxury packaging that is also Black and LGBTQ owned. We plan to expand the Bay

Remedies brand to include tinctures, edibles and other wellness products, anchored around the Bay Balm. We created Bay Balm to meet the significant unmet need for practical, lab tested full-spectrum skincare that penetrates deep into the skin offering immediate relief.

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BAY BALM
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TRACTION & ACHIEVEMENT:

Formulated product. Designed packaging. Established base distribution network. Commissioned collaborations with local QBIPOC artists. Recruited brand ambassadors. Created social media presence. Cultivated relationships with community based non-profit organizations.

We commenced operation and product development in 2020 and have spent a dedicated amount of time toward research and formulation. In this time, we extensively surveyed the full-spectrum product market, existing wellness brands and the most effective ingredients used in skincare.

Having sourced a premium full-spectrum extract from a producer in Santa Rosa, we worked with our facility team in Oakland to develop our effective and unique product. Our five-year goal is to establish Bay Remedies as THE dominant full-spectrum wellness brand in the skincare industry.

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NOVEMBER 2020
Opened

First small batch of Bay Balm formulated and produced.

FEBRUARY 2021

Second small batch of Bay Balm formulated, produced and tested for potency.

MARCH 2021

Bay Balm made available at Slow Streets Art Market on Noe, monthly feature lasting 6 months.

AUGUST 2021

Formulated and tested enhanced recipe with full-spectrum extracts from Santa Rosa wholesale facility.

SEPTEMBER 2021
Capital Raise

First seed round of investment under Bay Remedies, the overarching wellness brand.

OCTOBER 2021

Filed with state to legitimize corporation status.

NOVEMBER 2021

Bay Remedies featured as vendor during Blk Canna Joy panel discussion in Oakland, CA.

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COMPETITION:

While there are several indie brands offering THC/CBD infused products, none have defined themselves as community-based, philanthropic and QBIPOC owned. Our hydrating therapeutic formula offers aromatherapy, active beauty ingredients and anti-inflammatory components. We are checking more boxes than the big competition.

The cannabis and topical skincare market is intensely competitive and dominated by several legacy businesses. These businesses rely on tried and tested formulas that are slow to adapt to today's consumer wants and needs. Existing indie brands are testing new formulas that include active beauty ingredients and cannabis/hemp but missing the mark on the application range. Our product is compatible with the recommendation by your doctor—no marketing campaigning overlapping for beauty and recovery. No brand has been able to be present in both markets while becoming the major market player.

BUSINESS MODEL:

Our business model currently focuses on dispensary retail locations and the DTC model for CBD. Our marketing starts with the emotional appeal of our name. To us, the word Bay is associated with the Bay Area, which exudes the spirit of practical design and innovation. The second part of our name, Remedies, refers to a comprehensive view of wellness and science. These names encapsulate the brand and its ability to put hydrating ingredients together with the anti-inflammatory capabilities of full-spectrum extracts.

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BAY BALM
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Our primary goal in this raise is gathering the funds necessary to go into production to meet the current demand for the product. Our sales success relies on our team's ability to use contacts we have built over the years to move into dispensaries. The funding will primarily be used to manufacture a batch of 1k units. A bulk of the funding (70%) will go towards the ingredients and packaging. We then intend to pay two different entities in the process of production, the licensed manufacturer and the licensed distributor. We have done all the groundwork leading up to this point. Securing community investment in the brand is the last step toward moving forward and bringing Bay Remedies wellness brand to market.

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THE TEAM
John Xavier
CEO

John Xavier attended San Francisco State University, studying digital media and photography, which culminated with studies in Visual Communication Design (B.A). Over the last ten years, he has worked in e-commerce, luxury retail and studio photography. Throughout his career, he has had various integral roles to these businesses success from Art Director to Social Media Manager and has helped smaller companies in their formative stages establish brand identity.

Companies he has worked with include Burberry, Dolls Kill, Banana Republic and Old Navy in addition Lisa Says Gah. His most recent experience includes working in the beauty industry, serving as the Director of Photography for JMA, an Oakland based organic skincare company. This position, coupled with experiencing symptoms of chronic muscle fatigue, gave way to creating and testing formulations of full-spectrum extracts with the best organic beauty and skincare products on the market.

His passion for digital media and experience in creating brand identities played a pivotal role in Bay Remedies quickly establishing a distinguished and recognizable product. As CEO, his role will focus on driving Bay Remedies strategic vision, overseeing the businesses art direction, media and product innovation, the expansion into new markets and channels, and further establishing brand recognition. With native roots to San Francisco, Xavier is dedicated to his community and creating visibility for QBIPOC small business owners in cannabis.

Paul Walker
CFO

Paul Walker attended the Holistic Life Institute before taking the California State Exam for his massage license. Here a foundation was established for mind-body connection that is bodywork. This was the first step towards a pain management mindset when dealing with muscle fatigue. Full-spectrum topicals were introduced as part of the pain management therapy. Here we saw our mission to fill the gap in the market to offer a premium product for medicinal use. Bay Remedies was formed to bring that message.

Now as CFO, the focus has been to share this full-spectrum therapeutic with the public. During this time, Walker's roles are the preparation of all financial statements, including income statements, balance sheets, shareholder reports, tax returns, and governmental agency reports. This will allow for accurate margins of growth as the company continues to expand across different county lines. Identifying opportunities for expansion into new product areas ensures stable expansion. Walker, as CFO, will oversee the investment of funds and work with investment bankers to raise additional capital required for expansion. Bay Remedies will continue to put people before profits as we serve our community.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Cost of Production $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $84,000 $92,400 $98,868 $103,811 $106,925

Cost of Goods Sold $54,000 $59,400 $63,558 $66,735 $68,736

Gross Profit $30,000 $33,000 $35,310 $37,076 $38,189

EXPENSES

Rent $0 $0 $0 $0 $0

Utilities $1,204 $1,234 $1,264 $1,295 $1,327

Salaries $0 $0 $0 $0 $0

Insurance $636 $651 $667 $683 $700

Equipment Lease $0 $0 $0 $0 $0

Repairs & Maintenance $0 $0 $0 $0 $0

Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621

$0 $0 $0 $0 $0

Operating Profit $22,160 $24,965 $27,076 $28,638 $29,541

This information is provided by Bay Remedies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $15,000

Maximum Raise $20,000

Amount Invested $0

Investors 0

Investment Round Ends May 20th, 2022

Summary of Terms

Legal Business Name Bay Remedies

Investment Structure Revenue Sharing Note

Investment Multiple 1.4×

Business's Revenue Share 6%-8%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2027

Financial Condition

Forecasted milestones

Bay Remedies forecasts the following milestones:

Secure manufacturing agreement in Oakland, Ca by Jan, 1, 2022.

Hire for the following positions by March 31, 2022: Social Media Planner, Distribution Associate

No operating history

Bay Remedies was established in December, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bay Remedies's fundraising. However, Bay Remedies may require additional funds from alternate sources at a later date.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

Limited Services

Bay Remedies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bay Remedies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bay Remedies's core business or the inability to compete successfully against the with other competitors could negatively affect Bay Remedies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bay Remedies's management or vote on and/or influence any managerial decisions regarding Bay Remedies. Furthermore, if the founders or other key personnel of Bay Remedies were to leave Bay Remedies or become unable to work, Bay Remedies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bay Remedies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bay Remedies is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bay Remedies might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bay Remedies is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bay Remedies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bay Remedies's financial performance or ability to continue to operate. In the event Bay Remedies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bay Remedies nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bay Remedies will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bay Remedies is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bay Remedies will carry some insurance, Bay Remedies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bay Remedies could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bay Remedies's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bay Remedies's management will coincide: you both want Bay Remedies to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bay Remedies to act conservative to make sure they are best equipped to repay the Note obligations, while Bay Remedies might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bay Remedies needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bay Remedies or management), which is responsible for monitoring Bay Remedies's compliance with the law. Bay Remedies will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bay Remedies is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bay Remedies fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bay Remedies, and the revenue of Bay Remedies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bay Remedies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Bay Remedies is a newly established entity and has no history for prospective investors to consider.

This information is provided by Bay Remedies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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